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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE



10027776

SEC FILE NUMBER
8-65660

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/09__ AND ENDING __12/31/09__
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Annascaul Advisors LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 High Ridge Road
(No. and Street)

Stamford   **CT**   **06905**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Landers   **(203) 321-2133**
                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salibello & Broder LLP
(Name – *if individual, state last, first, middle name*)

633 Third Avenue, 13th Floor   **New York**   **NY**   **10017**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

FEB 2 2 2010

Washington, DC
110

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Patrick Landers_____, swear (or affirm)

that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Annascaul Advisors LLC_____, as

of __December 31_____, 20__09__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Salibello & Broder LLP
Certified Public Accountants

ANNASCAUL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009
With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

CONTENTS

	Page(s)
Independent Auditors' Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5

Salibello & Broder LLP

Certified Public Accountants

633 Third Avenue, New York, NY 10017
212-315-5000   Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Managing Member
Annascaul Advisors LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Annascaul Advisors LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Salibello & Broder LLP

February 11, 2010

ANNASCAUL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets

Cash and cash equivalents	$	153,041
Accounts receivable and prepaid expenses		5,501
Computers and other equipment, at cost less accumulated depreciation of $13,632		952
Other assets		1,430
	$	160,924

Liabilities and Members' Capital

Liabilities:		
Accrued expenses	$	8,318
Members' capital		152,606
	$	160,924

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and nature of business

Annascaul Advisors LLC (the "Company"), a Delaware corporation, was formed to provide investment banking financial advisory services to various clients. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority.

The Company has two classes of members' interests. The two classes are identical except that the Class A member possesses total voting power. The Class A member contributed $1 to the Company while the Class B member contributed $150,000 to the Company.

Profits and losses are allocated to the members based on their proportion of contributed capital. As of December 31, 2009, the Members' Capital applicable to the Class A member was $1 and the Members' Capital applicable to the Class B member was $152,605.

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying statement of financial condition has been prepared on the accrual basis of accounting.

Computers and other equipment

Computers and other equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Summary of significant accounting policies (cont'd)

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Income taxes

Federal and state income taxes have not been provided for since the members are individually liable for their own federal and state tax payments.

Effective January 1, 2009, the Company adopted the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 740 *Income Taxes* with respect to recognition and measurement of unrecognized tax benefits. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The adoption of this standard had no effect on the Company's financial statements. The Company's open tax years include 2006 through 2009.

Note 3 - Computers and other equipment

At December 31, 2009, computers and other equipment consist of the following:

Computers and other equipment	$	14,584
Less: accumulated depreciation		13,632
	$	952

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2009.

Note 5 - Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The carrying value of cash and accounts receivable approximate fair values due to the short-term nature of these items.

The Company maintains its cash balance at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance may exceed this limit from time-to-time.

In the course of its business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $144,723 which was $139,723 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .057 to 1.

Note 7 - Subsequent events

Management has evaluated subsequent events through February 11, 2010, the date this Statement of Financial Condition was issued.